                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Dauch         Richard         E.
   (Last)        (First)      (Middle)

   c/o American Axle & Manufacturing Holdings, Inc.
   1840 Holbrook Avenue
   (Street)

   Detroit      Michigan   48212
   (City)       (State)    (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

                1/28/99

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Issuer Name and Ticker or Trading Symbol

   American Axle & Manufacturing Holdings, Inc.  Symbol: AXL

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Chairman of the Board of Directors
   Chief Executive Officer and President

6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                               2. Amount       3. Ownership
                                  of Secu-        Form:
                                  rities          Direct      4. Nature of
                                  Bene-           (D) or         Indirect
                                  ficially        Indirect       Beneficial
                                  Owned           (I)            Ownership
1. Title of Security              (Instr. 4)      (Instr. 5)     (Instr. 5)
------------------------------  -------------   ------------  ----------------

Common Stock                    2,066,801.28(1)       I        By the Dauch
                                                               Annuity Trust
                                                               2001

Common Stock                         704,577(1)       I        By the Dauch
                                                               Annuity Trust
                                                               2004

Common Stock                         704,577(1)       I        By the Dauch
                                                               Annuity Trust
                                                               2007

Common Stock                       46,929.72(2)       I        By the Sandra J.
                                                               Dauch Gift Trust

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                  Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                     Number of
   Security (Instr. 4)                          able        Date                                                       Shares
----------------------------------------------  ----------  ----------  -------------------------------------------  -----------
Employee Stock Option (right to buy)              Immed.     10/30/07         Common Stock                            4,135,149(1)

Employee Stock Option (right to buy)              Immed.     10/30/07         Common Stock                            1,378,383(1)

Employee Stock Option (right to buy)              Immed.     10/30/07         Common Stock                            1,378,383(1)

Employee Stock Option (right to buy)              Immed.     10/29/09         Common Stock                              123,618.36

Employee Stock Option (right to buy)                (3)      10/29/09         Common Stock                            1,236,183.63

Employee Stock Option (right to buy)                (4)      10/29/09         Common Stock                              494,473.45

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Employee Stock Option (right to buy)              $.0002534           I       By the Dauch Anuity
                                                                              Trust 2001
Employee Stock Option (right to buy)              $.0002534           I       By the Dauch Anuity
                                                                              Trust 2004
Employee Stock Option (right to buy)              $.0002534           I       By the Dauch Anuity
                                                                              Trust 2007
Employee Stock Option (right to buy)                $4.26             D

Employee Stock Option (right to buy)                $4.26             D

Employee Stock Option (right to buy)                $4.26             D

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(2) These shares are held in trust for the benefit of Sandra J. Dauch. The reporting persons spouse is trustee of the trust.

(3) On October 29, 1997, the reporting person was granted an option to purchase 1,236,183.63 shares of common stock. The option vests seven years from the date of grant or in five equal annual installments beginning December 31, 1998, subject to the Company's satisfaction of certain performance criteria each year. No options have vested under the performance plan.

(4) Options granted on October 29, 1997 vest in five equal installments beginning on December 31, 1998. Options granted after December 31, 1997 vest in five equal annual installments beginning on December 31, 1999. No options have been granted since October 29, 1997.



        /s/ Richard E. Dauch                        1/28/99
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).